UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Aomori Ginko
(Name of Subject Company)
The Aomori Bank, Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
The Aomori Bank, Ltd. The Michinoku Bank, Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
The Aomori Bank, Ltd. Attn: Shin Kidachi 9-30, Hashimoto 1-chome, Aomori 030-8668, Japan +81-17-777-1111
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice of Convocation of Extraordinary General Meeting of Shareholders of The Aomori Bank, Ltd. (English Translation).
99.2	Reference Documents for Extraordinary General Meeting of Shareholders of The Aomori Bank, Ltd. — Supplementary Volume (English Translation).
99.3	Online Disclosure Matters of The Aomori Bank, Ltd. Related to Its Notice of Convocation for Extraordinary General Meeting of Shareholders (English Translation).
99.4	The Aomori Bank, Ltd.’s Briefing Regarding Business Integration with The Michinoku Bank, Ltd. (English Translation).

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

The Aomori Bank, Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated May 14, 2021.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Aomori Bank, Ltd.

/s/ Kawamura Akihiro

Name:	Kawamura Akihiro

Title:	Representative Director and Deputy President

Date: December 28, 2021

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Michinoku Bank, Ltd.

/s/ Shinji Suto

Name:	Shinji Suto

Title:	Senior Executive Officer

Date: December 28, 2021